November 21, 2008

Mail Stop 4561

Mr. Rick Wall
Chief Executive Officer
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

Re: The Castle Group, Inc.
        Form 10-KSB for the year ended December 31, 2007
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
        File No. 000-23338

Dear Mr. Wall:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief